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17017971

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SEC Mail Processing Section

JUN 06 2017

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 West Big Beaver Road

(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felicia Enea (248) 244-7980

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group P.C.

(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy, Suite 800, (Address) Southfield (City) MI (State) 48034 (Zip Code)

Securities and Exchange

JUN 05 2017

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felicia M. Enea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSSC Brokerage Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Felicia Enea
Signature

Controller, CSSC
Title

Amanda Cain
Notary Public Notary Public, Oakland Co MI Expires 11/10/20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by CSSC Brokerage Services, Inc. and SIPC, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating CSSC Brokerage Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. CSSC Brokerage Services, Inc.'s management is responsible for CSSC Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register and on the bank statement noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

MRPR Group, P.C.

MRPR Group, P.C.

February 28, 2017
Southfield, Michigan

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001


Independent Member of
Enterprise Worldwide

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

**FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION**

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**FOR THE YEAR ENDED
DECEMBER 31, 2016**


CSSC

TABLE OF CONTENTS


MRPR

CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of CSSC Brokerage Services, Inc. (a wholly owned subsidiary of CSSC Service Solutions, Inc.) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of CSSC Brokerage Services, Inc.'s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSSC Brokerage Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules ("Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Aggregate Indebtedness" and "Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)") have been subjected to audit procedures performed in conjunction with the audit of CSSC Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of CSSC Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

MRPR Group, P.C.

Southfield, Michigan
February 28, 2017

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of CSSC Services and Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents - Note 1	$ 105,169
Accounts receivable - Note 2:	
Brokers, dealers and clearing organization	32,694
Licensed registered representatives	16,112
Deposit - clearing organization	25,000
Prepaid expenses and other assets	3,004
Amounts due from related companies - Note 3	16,429
Deferred taxes - Note 4	10,486
Total assets	$ 208,894

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, vendors	$ 3,609
Commissions due licensed registered representatives	8,012
Amounts due to related company - Note 3	25,117
Total liabilities	$ 36,738
Stockholder's Equity:	
Common stock, no par value, 60,000 shares authorized, issued and outstanding	176,000
Contributed capital	418,000
Retained earnings (deficit)	(421,844)
Total stockholder's equity	172,156
Total liabilities and stockholder's equity	$ 208,894

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

Revenues:	
Commissions and fees - Notes 1 and 3	$ 1,172,855
Interest	553
Total revenues	1,173,408
Expenses:	
Commissions and clearing charges:	
Commissions paid to licensed registered representatives	163,378
Trading and clearing charges	88,178
Total commissions and clearing charges	251,556
General and administrative expenses - Note 3	980,684
Total expenses	1,232,240
Operating loss before credit for taxes	(58,832)
Credit for taxes - Note 4:	
Federal	(11,766)
State and local	(24,209)
Total	(35,975)
Net loss	$ (22,857)

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Net Stockholder's Equity
Balances - December 31, 2015	$ 176,000	$ 418,000	$ (398,987)	$ 195,013
Net loss	-	-	(22,857)	(22,857)
Balances - December 31, 2016	$ 176,000	$ 418,000	$ (421,844)	$ 172,156

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from operating activities	
Net Loss	($22,857)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accounts receivable - Brokers, dealers and clearing organization	3,656
Accounts receivable - Licensed registered representatives	(3,237)
Prepaid expenses and other assets	(644)
Amounts due (to) from related companies	66,293
Deferred taxes	2,163
Accounts payable, vendors	(1,021)
Commissions due licensed registered representatives	(1,876)
State and local taxes payable	(24,209)
Net cash provided by operations	41,125
Net increase in cash and cash equivalents	18,268
Cash and cash equivalents at beginning of year	86,901
Cash and cash equivalents at end of year	$ 105,169

See Notes to Financial Statements

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Business Activities and Summary of Significant Accounting Policies

Business activities - CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of CSSC Service and Solutions, Inc. (the "Parent"). The Parent was formed in 2015 and is a wholly owned subsidiary of Consulting Services Support Corporation (CSSC). Upon formation, the Parent acquired all of the shares the Company and various other subsidiaries of CSSC in exchange for all of the shares of the Parent given to CSSC. The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

The Company provides brokerage services through affiliated firms under long-term agreements. The affiliated firms are located throughout the United States with a significant presence in the eastern half of the country. The Company has a diverse client base of individuals, companies, non-profit entities, and institutional investors.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuing the accrued receivable due from Pershing, LLC, which is based on the value of assets under management at the close of the financial markets on the last business day of the year. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers deposits in checking and savings accounts to be cash and cash equivalents. All net proceeds from brokerage activity that are held at Pershing, LLC, the clearing organization which holds the Company's customer accounts, are also invested in cash or cash equivalents by Pershing, LLC on the Company's behalf. Cash and equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2016 there were no accounts with balances that exceeded FDIC limits.

Fair value of financial instruments approximates carrying amount – The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

Commissions and fees – The Company derives its revenue from concessions on the execution of purchases of load mutual funds, commissions from trading of other non-mutual fund investments, mutual fund trailing commissions (also known as 12B-1 fees), and various service fees and transaction charges (e.g. ticket charges).

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 1 - Business Activities and Summary of Significant Accounting Policies - (Continued)

Revenue recognition for securities transactions - Commissions, concessions, revenues, and expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes - The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the tax provision or credit is included in the intercompany account with the Parent. In accordance with FASB ASC topic "Income Taxes", deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. These differences are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

State Income Taxes – The Company files its own state and local tax returns with the exception of the Michigan Corporate Income Tax for which the Company is also included in a consolidated return filed by the Parent. State income taxes are provided for and the tax effects of transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The Company has not recorded any deferred state income taxes on its balance sheet as these amounts have been determined to be inconsequential.

Credit risk - In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Historically, these transactions have not had a material effect on the Company's financial condition.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii) of the Rule.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2016 and February 28, 2017 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Accounts Receivable

The Company generally settles securities transactions within three business days in accordance with industry practice. This practice causes some transactions to execute in one period and settle in the following period. In order to properly record revenue on a trade date basis, the Company records a receivable in the current period for those trades that settle in the following period. At December 31, 2016, the entire amount of the Company's trade receivable was due from the clearing organization.

Based upon the long-term agreement with affiliated firms, the Company is entitled to reimbursement for fees and expenses incurred by the Company on behalf of licensed registered representatives. The Company records a receivable from licensed registered representatives in the period in which the Company initially pays the fees and expenses on their behalf, and continues to carry the receivable until it is paid by the licensed registered representatives or offset by revenue generated by the licensed registered representatives.

NOTE 3 - Related Party Transactions

The Company has entered into a Facilities and Equipment Lease Agreement and an Employee Lease Agreement with the Parent. In accordance with the terms of these agreements and related amendments, the Parent leases to the Company office space, furniture and fixtures, business equipment and provides supplies and communication services that are necessary for the Company's efficient operation and compliance with regulatory requirements established by the SEC and FINRA. The Parent also leases to the Company properly trained and licensed technical and support personnel who take direction from the appropriately licensed principals of the Company. All personnel leased by the Parent to the Company must adhere to licensing and administrative rules established by the SEC and FINRA. The annual cost of these leases was payable in twelve monthly payments. During the year ended December 31, 2016, the Company expensed $301,392 under the facilities and equipment lease, and $576,180 under the employee lease agreement. Both amounts were included in general and administrative expenses in the statement of operations.

The Company provides securities clearance and settlement services on behalf of customers of CSSC Investment Advisory Services, Inc. (IA). Certain investment advisory fees are collected from customer accounts through the clearing organization (Pershing, LLC), deposited in the Company's corporate level accounts at the clearing organization, and then remitted to IA throughout the year. During 2016, net investment advisory fees of $2,177,000 were remitted by the Company to IA. This amount was not treated as revenue in the Company's financial statements. The Company recorded $537,020 as fee revenue received from IA as payment for brokerage services and processing of the advisory fees.

NOTE 3 - Related Party Transactions – (Continued)

At December 31, 2016, the amount due to and due from related companies are for fees paid or collected on behalf of another wholly owned subsidiary of the Parent, amounts due from the Parent for reimbursed purchase of a deferred tax asset per the income tax sharing agreement in effect during 2016, and amounts payable under the Facilities and Equipment Lease Agreement and Employee Lease Agreement.

From time to time, the Company pays dividends to the Parent. Dividend payments occur in accordance with rules established by the SEC and FINRA. There were no dividends paid in 2016.

NOTE 4 - Income Taxes

The current and deferred portions of the provision (credit) for taxes included in the statement of operations for the year ended December 31, 2016, as determined in accordance with the Income Taxes topic of the FASB ASC, are as follows:

	Current	Deferred	Total
Federal	$ (13,929)	$ 2,163	$(11,766)
State	(24,209)	-	(24,209)
Total	$ (38,138)	$ 2,163	$(35,975)

The tax effects of temporary differences that give rise to the deferred tax asset relate to capitalized start up expenses.

The Company has concluded that there are no uncertain Federal or state tax positions requiring recognition in the financial statements in accordance with the Income Taxes topic of the FASB ASC.

The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company did not recognize or incur any accrual for interest and penalties relating to income taxes as of December 31, 2016.

The Company's U.S. federal income tax returns prior to 2013 are closed under the 3 year IRS statute of limitations. The State of Michigan returns are open for the past four years under the statute of limitations in Michigan. Other U.S. state jurisdictions have statutes of limitations ranging from 3 to 5 years. There are no tax returns currently under examination in any U.S. state jurisdictions.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 at December 31, 2016. The Rule further requires that the aggregate indebtedness, as defined, does not exceed fifteen times net capital at December 31, 2016.

At December 31, 2016, the Company's net capital was $126,125 which exceeded the minimum requirement by $76,125. The aggregate indebtedness was 29.13% of net capital (0.2913 to 1).

NOTE 6 – SIPC Assessment

The Company is a member of the Securities Investor Protection Corporation ("SIPC"). The SIPC assessment for year 2016 was $1,525.

NOTE 7 – Uncertainties, Contingencies and Risks

The Company is a respondent in an arbitration case filed with FINRA in which the claimant is seeking recovery of a $300,000 bond issued by CSSC. The Company is also a respondent in an arbitration case filed with FINRA in which the claimant is seeking recovery of approximately $50,000 in advisory fees owed by IA. Further, the Company has received a Wells notice from FINRA. The Company has received no further communication regarding the notice. At this time, no provision has been made in the accounts for any liability for these contingencies. Any payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

NOTE 8 – Going Concern

The Company has prepared its consolidated financial statements using the generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company has sustained losses from operations. It is management's plan in this regard to expand its client base. In addition, management is currently in negotiations to sell the assets of the Company during 2017.

CSSC BROKERAGE SERVICES, INC.

(a wholly owned subsidiary of CSSC Service and Solutions, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

1.	Total ownership equity	$	172,156
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		172,156
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deduction) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		172,156
6.	Deduction and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition		(46,031)
	B. Other deductions and/or charges		-
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities position		126,125
9	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
10.	**Net capital**		126,125
13.	Net capital requirement		50,000
14.	**Excess net capital**	$	76,125

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by the Company on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$	36,738
19.	Total aggregate indebtedness	$	36,738
20.	Percentage of aggregate indebtedness to net capital		29.13%

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER - DEALER UNDER RULE 15c3-3

DECEMBER 31, 2016

CSSC Brokerage Services, Inc. is exempt from the Computation for Determination of Reserve Requirement for Broker-Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and from customers on a fully disclosed basis with a clearing broker-dealer...".


M R P R

CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have reviewed management's statements, included in the accompanying CSSC Brokerage Services, Inc. Exemption Report, in which (1) CSSC Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CSSC Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CSSC Brokerage Services, Inc. stated that CSSC Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CSSC Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CSSC Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the express of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

MRPR Group, P.C.

Southfield, Michigan
May 31, 2017

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

CSSC BROKERAGE SERVICES, INC.
EXEMPTION REPORT

CSSC Brokerage Services, Inc. ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2) [ii]:

a. The Company as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CSSC Brokerage Services, Inc.

I, Philip J. Pliskin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

I, Felicia M. Enea, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Title: FinOp
5/31/17

By: 
Title: Controller, CSSC
5/31/17

Enea, Felicia

From: SIPC Audit Reports <sipcauditreports@sipc.org>
Sent: Wednesday, May 31, 2017 11:18 AM
To: Enea, Felicia
Subject: CSSC Brokerage Services Inc.-8-67401-Incomplete Filings-Letters

Firm: CSSC Brokerage Services Inc.
Annual Report as of: December 31, 2016

Hello,

SIPC has received your email attaching the above referenced Annual Report. We are unable to process your most recent filing because of:

- One or more inconsistencies between the 15c3-3 exemption provision(s) stated in the company's Exemption Report and in the Independent Accountant's Report thereon: the company report states an exemption under (k)(ii) while the Independent Accountant's report states (k)(2)(ii)

Please send a revised Annual Report to SIPCAuditReports@sipc.org. You should also consider updating your filing with the SEC and your DEA. If you have any questions, direct your inquiry in writing to AnnualReportsInquiries@sipc.org. Please do not respond to this email. Thank you very much.

Sincerely,
Securities Investor Protection Corporation

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2280*********************MIXED AADC 220
67401 FINRA DEC
CSSC BROKERAGE SERVICES INC
755 W BIG BEAVER RD STE 2000
TROY MI 48084-4904

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Felicia Enea (248)244-7980

2. A. General Assessment (item 2e from page 2) $ 1,525

B. Less payment made with SIPC-6 filed (exclude interest) (774)

8/22/2016
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 751

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 751

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 751

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CSSC Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 16th day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1,173,406
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	–
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	509,315
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	53,865
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 221	
Enter the greater of line (i) or (ii)	221
Total deductions	563,401
2d. SIPC Net Operating Revenues	$ 610,005
2e. General Assessment @ .0025	$ 1,525

(to page 1, line 2.A.)



CSSC BROKERAGE SERVICES, INC.

755 West Big Beaver Road, Suite 2000 Troy, Michigan 48084
Phone: (248) 244-7980 Fax: (248) 244-0955 Toll Free: (888) 844-2772

SEC Headquarters
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

Enclosed is an updated copy of the CSSC Brokerage Services, Inc. Annual Report for 2016. Based on correspondence from SIPC (also enclosed), there was an inconsistency between the exemption report and the Accountant's report. We have addressed the inconsistency and have enclosed a copy for your review.

Regards,

Felicia M. Enea, Controller
Consulting Services Support Corporation